CHINA PROPERTIES DEVELOPMENTS, INC.

December 2, 2005

Josh Forgione
Staff Accountant
United States Securities and Exchange Commission
Washington, DC
20549

Mail Stop 4561

Dear Mr. Forgione:

Re:       China Properties Developments, Inc.
            File No.:  0-50637

The Company hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended, with respect to the registration of securities specified in the above-referenced Registration Statement. Further, the Company acknowledges that:

  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

CHINA PROPERTIES DEVELOPMENTS, Inc.

/s/ Shuo (Steven) Lou

Shuo (Steven) Lou
Chief Financial Officer

89 Chang’an Middle Road  Yangming International Tower, 26/27 Flrs.
Xi’an, China    710061